Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

April 24, 2020

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewsWire and posted to the Issuer’s disclosure hall with the CSE on April 28, 2020.

Item 4Summary of Material Change

The Company announced the completion of the business combination with MichiCann Medical Inc. d/b/a/ Red White & Bloom (“MichiCann”) pursuant to the terms of the Amended and Restated Business Combination Agreement dated March 12, 2020 (the “Transaction”). As a result of the Transaction, the Company has changed its name to “Red White & Bloom Brands Inc.” and MichiCann is now a wholly-owned subsidiary of the Company. In connection with and immediately prior to the completion of the Transaction, the Company completed a share consolidation on a 16:1 basis.

The Company announced that its board of directors it now comprised of five (5) directors and the directors and officers are the following individuals:

Brad Rogers, Chief Executive Officer and Director

Johannes (Theo) van der Linde, Chief Financial Officer and Director

Brendan Purdy, Director and Audit Committee Chair

Michael Marchese, Director

Bill Dawson, Director

Brendan Purdy, Brad Rogers and Michael Marchese will serve on the audit committee and the compensation committee of the Company.

Following closing of the Transaction the new capital structure consists of the following:

Common shares	132,190,811
Series I Preferred shares	3,181,250
Series II Preferred shares	108,726,349
Warrants	1,194,402
Options	9,200,539

1 1,194,402 Warrants are exercisable into 1,194,402 Common shares and 595,340 Series II Preferred shares.

2  9,200,539 Options are exercisable into 9,200,539 Common shares and 7,401,429 Series II Preferred shares.

All Series II Preferred shares are convertible into Common shares, on a one for one basis, anytime between seven and twenty-four months after their initial issuance date.

Certain shareholders have entered into voluntary escrow and/or escrow and leak out agreements totaling 36,844,823 Common shares, 17,133,600 Series II Preferred shares and the underlying shares for 3,200,000 Options. The escrow agreements carry various terms between 6 and 18 months.

Following completion of the Transaction, the Company will guarantee the obligations of PharmaCo Inc., Mid-American Growers, Inc. and RWB Illinois, Inc. pursuant to an amended and restated credit agreement dated January 10, 2020 in connection with advances from an Institutional Investor, in the principal amount of US $49,750,000, the obligations of which are also guaranteed by MichiCann.

It is expected that trading of RWB’s Common shares will commence at or before the end of May, 2020 under the trading symbol “RWB”.

Item 5Full Description of Material Change

5.1Full Description of Material Change

See the attached news release.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Theo van der Linde, Chief Financial Officer
Phone:  604‐687‐2038

Item 9Date of Report

April 29, 2020